Exhibit 99.1

QIWI States its Operations Remain Uninterrupted

NICOSIA, CYPRUS – March 4, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that despite unprecedent geopolitical situation all services of the Company are available in full.

As of the date of this press release, U.S. and EU sanctions targeting Russia have had no immediate material impact on QIWI's operations. Neither QIWI nor any of its subsidiaries is specifically targeted by the new sanctions enacted as a result of the Russian military operations in Ukraine.

While current sanctions do not target QIWI, the magnitude of these sanctions is unprecedent in the modern Russian history and they should be expected to have a significant impact on the Russian financial sector, by among other things, accelerating capital outflow from the country, weakening of the Russian ruble, exacerbating the negative investor sentiment and limiting financing access to international markets for debt and equity. The introduction of further sanctions by U.S., EU and other countries remains highly likely, as well as possible introduction of response measures by the Russian government, and it remains unclear what effect they may have.

A weakening of the Russian economy and of the economies in the other countries we operate, and further escalation of the current geopolitical situation in our region could have adverse implications on our merchants and consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our results of operations and prospects. In addition, a number of Western businesses have suspended activities in Russia or stopped dealings with Russian counterparts due to sanctions prescriptions, compliance, political, reputational, or other reasons, and this trend may continue to gain momentum in the coming months. We also believe in such an environment the CBR may further change the interpretation of the applicable e-payments regulations or introduce new restrictive rules, and continue the trajectory towards increased scrutiny in the areas of cyberspace and cross-border payments, which may materially adversely affect our operations and financial results. We are not able to provide accurate estimates of such risks today.

We encourage investors to also review QIWI’s Annual Report on Form 20-F in the Caption “Risk Factors” for more details and in other reports QIWI files with the U.S. Securities and Exchange Commission.

We would like to highlight QIWI’s strong financial position with negative Net Debt and an equivalent of RUB 35.5 billion of cash and cash equivalents as of the end of 3Q 2021. Our business has limited exposure to currency risks, as majority of our operations and over 98% of cash balances are nominated in local currency.

We operate on specialized high-growth markets and aim to promote financial inclusion to an audience underserved by traditional banks (including amongst others migrants and refugees). We believe our expertise and ability to deliver transparency and fintech solutions into unbanked and underserved markets make us unique not only to benefit from favorable secular trends of the new gig-economy, but also remain steady during economic downturns. Historically, we have proved many times our ability to navigate changes and adopt to a new reality. We are certain that our infrastructure, portfolio of products and established relationships with millions of merchants and customers will allow us to evolve further.

We expect to publish our audited 4Q and Full Year 2021 financial results in the beginning of April 2021.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI). QIWI has a credit rating from Standard & Poor's of BB-/B.

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.